UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
811-23659	October 31, 2025
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

WisdomTree Digital Trust
4. Address of principal executive office (number, street, city, state, zip code):

250 West 34th Street, 3rd Floor New York, NY 10019

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

WisdomTree Digital Trust

February 26, 2026

Cohen & Company, Ltd.

8101 East Prentice Ave., Suite 750

Greenwood Village, Colorado 80111

We, as members of management of WisdomTree Digital Trust (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2025, and for the periods indicated in Appendix A.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2025, and for the periods indicated in Appendix A, with respect to securities reflected in the investment account of the Trust.

WisdomTree Digital Trust

By:

/s/ David Castano
David Castano, Treasurer

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

Appendix A

Fund Name	Examination Period
WisdomTree 500 Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Short-Duration Income Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Siegel Global Equity Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Siegel Longevity Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Siegel Moderate Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Technology and Innovation 100 Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Private Credit and Alternative Income Digital Fund	*September 10, 2025 – October 31, 2025

*Note: Commence of Operations

Report of Independent Public Accountant

To the Board of Trustees of WisdomTree Digital Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that WisdomTree Digital Trust (the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of October 31, 2025. WisdomTree Digital Trust’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of October 31, 2025, and with respect to agreement of security purchases and sales, for the periods indicated in Appendix A:

•	Confirmation of all securities held by institutions in book entry form at The Depository Trust Company and The Bank of New York Mellon (the “Custodian”) without prior notice to management

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian

•	Agreement of seven purchases and seven sales for the Funds for the periods indicated in Appendix A from the books and records of the Funds to broker confirmations

Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that WisdomTree Digital Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2025, with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WisdomTree Digital Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD. Greenwood Village, Colorado February 26, 2026

Appendix A
Fund Name	Examination Period
WisdomTree 500 Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Short-Duration Income Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Siegel Global Equity Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Siegel Longevity Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Siegel Moderate Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Technology and Innovation 100 Digital Fund	July 1, 2025 – October 31, 2025
WisdomTree Private Credit and Alternative Income Digital Fund	*September 10, 2025 – October 31, 2025

*Note: Commence of Operations